Mail Stop 3561

May 9, 2007

George I. Norman, III, President
LILM, Inc.
1390 South 1100 East   #204
Salt Lake City, Utah  84105-2463

> RE:  **LILM, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form 10-SB**
> **Filed March 27, 2007**
> **File No.  0-51872**

Dear Mr. Norman:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Marketing, page 5

1. We note that the company sells some of its products through the four resellers named in the first paragraph.  Please briefly outline the material provisions of any agreements between these resellers and the company.  If there is any material contract(s), this should be filed as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

Future Milestones, page 13

2. Please update the status of the task, "Evaluate and implement more color contrast on order buttons".  The table shows that this is in process, Nov. 2006 to May 2006 which we assume should be May, 2007.  Please revise as appropriate.

<u>Security Ownership of Certain Beneficial Owners…, page 17</u>

3. Please update the information in the table as of December 31, 2006.

<u>Financial Statements, page F-1</u>

<u>General</u>

4. Please amend your periodic reports and your Form 10-SB to disclose prominently on the face of the applicable financial statements that they have been restated, and provide a note to the financial statements that explains the nature of the correction made in accordance with paragraph 26 of SFAS 154.  With respect to the revisions made to the audited financial statements, we believe the audit report should include an explanatory paragraph to note the restatements.  Please refer to Section 561.06a of the codification of AICPA Auditing Standards.

<u>Other Regulatory</u>

5. Considering the financial statements in your Form 10-SB and Forms 10-QSB have been restated, please file an Item 4.02 Form 8-K immediately, or tell us why you are not required to make such disclosures.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard at (202) 551-3291 if you have any questions regarding the financial statements and related matters.  Please contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,


John Reynolds
Assistant Director


cc:  Leonard Neilson, Esq.
     via fax (801) 733-0808